June 19, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Registration Statement on Form S-1/A
Filed on June 10, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated June 17, 2009.

General

1.
We note your response to comment two in our letter dated May 1, 2009.  Your response did not provide any analysis as to why your company should not be considered a blank check company as defined by Rule 419.  Please provide your analysis as to why Rule 419 does not apply to this offering.  For example, it is not clear whether your business plan is dependent upon you finding a merger candidate or acquisition.

Our business plan is not dependent upon finding a merger candidate or acquisition although either of these would speed the business plan.    The company intends to execute its business plan as laid out in the registration statement and is not currently seeking a merger candidate or acquisition.

Prospectus Cover Page

2.	Please revise the table to show the offering information based on the total minimum and total maximum amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Table has been revised to show total minimum and maximum.

Use of Proceeds, page 15

3.
We note you response to comment 17 in our letter dated May 1, 2009, stating that additional detail was added to the Use of Proceeds section.  However, it is unclear what disclosure was added other than increasing the amount designated for “Concept Development.”  Thus, please revise the disclosure following the table to coincide with the disclosure in the table.  We note your disclosure on page 24 describing a detailed breakdown of the costs of developing your subscription website is set forth in the Use of Proceeds section.  In addition, disclose the principal business reasons for this offering.  Refer to Item 504 of Regulation S-K.

The disclosure following the table has been revised and principal business reasons for the offering added.

4.
We note your disclosure in the table reflecting “Offering Expenses” equaling $1,015.72.  Please reconcile the amounts provided in this section.   Your allocation of “Net Proceeds” does not add up to the set amounts designated in your offering expenses.  Please revise.

Revised for consistency.

Plan of Distribution, Terms of the Offering, page 16

5.
We note your response to comment 20 in our letter dated May 1, 2009.  Please advise as to how you will determine the sophistication and experience of the investors willing to purchase your common shares being offered.   Revise your registration statement to reflect your response.

Revised.   Sophistication and experience will be determined through a Investor Questionnaire as copy of which is attached as an exhibit.

Business, page 20

6.
We note your response to comment 23 in our letter dated May 1, 2009, related to Mr. Rudish’s teaching accomplishments.    For purposes of disclosure, please revise your disclosure to discuss further the “other credentials” Mr. Rudish has that allow him to teach to lower level students with English language deficiencies.

Please see response to comment #8

7.	We note the following disclosure on page 21:

Our Staff development and language immersion offerings combine competency-based curricula with the convienence and flexibility of an online learning format.  We design our offerings to help working adult learners develop specific competencies that they can employ in their workplace.   We actively support and engage with our learners throughout their programs to enhance their prospects for successful program completion.

This disclosure incorrectly implies that you possess current operations.  In addition, we not additional disclosure on page 22 under “Extensive Learner Support Services” discussion current operations.  Please correct.

Both disclosures have been revised to reflect future and not current operations.

Management, page 26

8.
We note your response to comment 24 in our letter dated May 1, 2009.   However, we note you did not revise your registration statement to include required disclosure related to Mr.Rudish’s business experience pursuant to Item 401(e) of Regulation S-K.   Thus, we reissue comment 24 of our letter dated May 1, 2009.   Please revise to briefly describe Mr. Rudish’s business experience during the past five years.  Provide dates for each activity listed.

From 1989 to 2004, Mr. Rudish was the Principal of Parsons Elementary School in Las Vegas, Nevada. From 2004 to the present Mr. Rudish founded and developed an operational business, Alliance For learning, LLC. This business deals with procuring, consulting, managing and implementing grants and providing curriculum and staff development for school districts and universities. Alliance For learning has 52 vendors that provide their product, curriculum, and training in services to educators. Alliance For learning is currently in the process of applying for three federal stimulus grants – and possibly a fourth – totaling upward of 15 million dollars. Mr. Rudish is the founder and Senior partner of Alliance For learning.

Description of Securities, page 30

9.
We note your response to comment 25 in our letter dated May 1, 2009.  Expand to clarify that because you are considered a “shell” company, Rule 144 will not be available for resales until 1 year from the date the company files Form 10 information.

Additional clarification added.

Recent Sales of Unregistered Securities, Page II-1

10.
We note your response to comment 27 in our letter dated May 1, 2009.  However, we note that you did not supplement your disclosure in the registration statement with the information provided in your response.  Thus, please revise your disclosure on pages 29, 31 and II-1 of your registration statement to included the identification of the individuals controlling Theory Capital Corp., NM Capital Corporation and Matrix Venture Capital Corporation.

Disclosure revised.

Exhbit 5.1

11.
We note your responses to comments 28 and 29 in our letter dated May 1, 2009.  However, we note the legal opinion still contains the language subject to our concern.  Thus, we reissue comments 28 and 29 of our letter dated May 1, 2009.

Language deleted.

Report of Independent Registered Public Accounting Firm, page F-3

12.
We note the disclosure in the Independent Auditor’s Report that “[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering.”    In addition, we note that your Balance Sheet as of February 28, 2009, reflects liabilities of $0.  It appears that the Independent Auditors Report is for a different filing.  Please revise.

Revised.

Note B. Private Placement, page F-12

13.
We note your response to prior comment 30 in our letter dated May 1, 2008: however it does not appear that any change has been made to the document.  The disclosure page F-12 indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share.   This is not consistent with the information provided in your Statement of Stockholders’ Equity on Page F-7.  Please revise accordingly.

Revised.

Very truly yours,

/s/ Steve Rudish

Steve Rudish, President
Executive English Institute, Inc.